Exhibit 99.18

CONSENT OF  A. EBRAHIMI

I hereby consent to the use of my name in connection with the following report and document, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral reserves of the Gualcamayo Property;

2.	The technical report dated August 20, 2007, entitled “Technical Report on the Gualcamayo Property – San Juan Province, Argentina” (the “Gualcamayo Technical Report”); and

3.

The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Gualcamayo Property and the Gualcamayo Technical Report and the properties described therein.

Date: March 31, 2008

/s/ Anoush Ebrahimi

Name: Anoush Ebrahimi, P. Eng., Ph.D.
Title: Senior Mining Engineer, Wardrop
Engineering Inc.